SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                                (AMENDMENT NO. 1)

                             Tender Offer Statement
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                       and
                        SCHEDULE 13D/A (AMENDMENT NO. 13)
                    Under the Securities Exchange Act of 1934

                           HALLWOOD ENERGY CORPORATION
                            (Name of Subject Company)

                         THE HALLWOOD GROUP INCORPORATED
                                    (Bidder)

                          $0.50 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                    40636M208
                      (CUSIP Number of Class of Securities)

                                 MELVIN J. MELLE
                         THE HALLWOOD GROUP INCORPORATED
                            3710 RAWLINS, SUITE 1500
                               DALLAS, TEXAS 75219
                                 (214) 528-5588
       (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of the Bidder)

                                    COPY TO:
                              W. ALAN KAILER, ESQ.
                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500

                              ---------------------


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Calculation of Filing Fee:


Transaction Valuation*                           Amount of Filing Fee**
$2,792,576                                             $559

* For purposes of calculating the fee only. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 143,209 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, excluding 633,917 shares of Common Stock held by the Bidder) multiplied by the proposed acquisition price of $19.50 per share.

**       1/50th of one percent of the value of the securities to be acquired.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $ 559
                  Form or Registration No.:  Schedule 14D-1 and Schedule 13D/A

                  Filing Party:  The Hallwood Group Incorporated

                  Date Filed:  October 15, 1996

(1)      Names of Reporting Person:             The Hallwood Group Incorporated
         S.S. or I.R.S. Identification No. of Above Person:          51-0261339

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) |_|                   (b) |_|

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            WC

(5)      Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(e) or 2(f)     |X|

(6)      Citizenship or Place of Organization                 Delaware

(7)      Aggregate Amount Beneficially Owned
         by Each Reporting Person                    633,917 shares

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(8)      Check Box if the Aggregate Amount in Row (7)
         Excludes Certain Shares (See Instructions)           |_|

(9)      Percent of Class Represented by Amount in Row (7)         81.6%
                        --------------------------------

(10)     Type of Reporting Person (See Instructions)                   CO
                                                       ------------------



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         The  Hallwood  Group   Incorporated,   a  Delaware   corporation   (the
"Purchaser"),  hereby  amends and  supplements  its Tender  Offer  Statement  on
Schedule 14D-1 and Schedule 13D/A (Amendment No. 12) (the "Schedule 14D-1 and 13D") originally filed on October 15, 1996, with respect to its offer to purchase all the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Hallwood Energy Corporation, a Texas corporation (the "Company"), not currently directly or indirectly owned by the Purchaser, for $19.50 per Share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 1. This Amendment No. 1 to the Schedule 14D-1 and 13D is being filed on behalf of the Purchaser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 and
Schedule 13D, respectively, of the Securities Exchange Act of 1934, as amended. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1 and 13D.

ITEM 10.          ADDITIONAL INFORMATION.

         Item 10(e) of the Schedule 14D-1 and 13D is hereby amended to read as follows:

         (e) A putative class action complaint entitled The Ravenswood Investment Company, L.P. v. Hallwood Energy Corporation, Hallwood Group, Inc., Anthony J. Gumbiner, William L. Guzzetti, Brian M. Troup, Hans-Peter Holinger, Rex A. Sebastian and Nathan Collins, C.A. No. 96-WM-2665 (United States District Court - District of Colorado, filed November 15, 1996) has been filed against the Company, its directors and the Purchaser by a purported stockholder of the Company. This complaint alleges violations of Section 14(e) of the Exchange Act and breaches of fiduciary duty by the defendants and seeks declaratory relief, injunctive relief and damages. The Purchaser, the Company and the defendants intend to defend vigorously against these allegations. The above description of the complaint is qualified in its entirety by reference to the Complaint, a copy of which is attached hereto as Exhibit (g) and is incorporated herein by reference.


ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Statement is hereby amended to add the following exhibits:

         (a)(9)   Press Release issued by the Company dated November 18, 1996.

         (g) Complaint in The Ravenswood Investment Company, L.P. v. Hallwood Energy Corporation, Hallwood Group, Inc., Anthony J. Gumbiner, William L. Guzzetti, Brian M. Troup, Hans-Peter Holinger, Rex A. Sebastian and Nathan Collins, C.A.
                  No. 96-WM-2665 (United States District Court - District of Colorado, filed November 15, 1996).



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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 22, 1996                  THE HALLWOOD GROUP INCORPORATED



                                            By:         /s/ Melvin J. Melle
                                                       -----------------------
                                                     Name:    Melvin J. Melle
                                                     Title:   Vice President


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                                  EXHIBIT INDEX

Exhibit
Number                     Description                            Page Number

(a)(9)            Press Release issued by the Company dated November 18, 1996.

(g)               Complaint in The Ravenswood Investment Company, L.P. v.
                  Hallwood Energy Corporation, Hallwood Group, Inc., Anthony J. Gumbiner, William L. Guzzetti, Brian M. Troup, Hans-Peter Holinger, Rex A. Sebastian and Nathan Collins, C.A.
                  No. 96-WM-2665 (United States District Court - District of Colorado, filed November 15, 1996).


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